

NEUROCARRUS

2019 Report

Dear investors,

Dear Investors, we appreciate your interest and support. Neurocarrus continues to advance in the development of its lead drug, N-001 for treatment of human pain. To accelerate our progress to market, we have selected an indication associated with postoperative acute pain. This will shorten the duration of human clinical trials. If successful it remains our intent to pursue additional pain applications through the FDA review process. This year the US patent office approved the key claims in our patent application protecting the technology behind N-001. This also supports the opportunity to pursue technology sublicensing. Finally we have formed strategic agreements with Mass General Hospital, Stanford and the Veterans Administration.

We need your help!

Investors may want to consider additional investment in Neurocarrus to help us achieve our goal. This could be through deferred notes. Investors could help us locate potential investment groups such as venture capital companies that may be interested in our product. Investors could also connect us with pharmaceutical companies that are interested in pain treatment. While we have periodic inquiries, such companies may defer until we achieve a positive IND application.

Sincerely,

Paul Blum

Co-founder/CEO

Our Mission

Our mission is to improve the quality of life for patients in pain by producing a long-acting non-opioid drug that provides relief without addiction. Personal experience with chronic pain drives our commitment to a better pain treatment. We know first-hand the difficulty of treating pain well, and the dream of providing a new solution is at the core of Neurocarrus. By 2020, we plan to be ready for clinical trials in humans and hope to be on the market in seven years.

See our full profile

How did we do this year?

Report Card

A+

The Good

- US patent office approved key claims in Neurocarrus patent.
- Formed new clinical partnerships with Stanford, Veterans Administration, and Massachusetts General Hospital.
- Efficacy of N-001 in an animal inflammatory pain test independently confirmed in a blinded study.

The Bad

- Progress towards clinical trials is slow but necessary to satisfy FDA.
- We could advance faster with additional financial resources.
- Covid 19 complicates things

2019 At a Glance

January 1 to December 31

$0
Revenue

-$180,671
Net Loss

$4,513 [3%]
Short Term Debt

$344,168
Raised in 2017

$156,524
Cash on Hand
As of 02/22/20

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Since 2017 the opioid epidemic has been classified as national emergency. Neurocarrus is developing a non-opioid drug to treat pain without risk of addiction. So far promising results have been obtained in animal trials by the company and were independently confirmed. Neurocarrus is fundraising to continue pre-clinical development.

Our mission is to improve the quality of life for patients in pain by producing a long-acting non-opioid drug that provides relief without addiction. Personal experience with pain drives our commitment to a better pain treatment. We know first-hand the difficulty of treating pain well, and the dream of providing a new solution is at the core of Neurocarrus. By 2022, we plan to be ready for clinical trials in humans and hope to be on the market in seven years.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Neurocarrus Inc was incorporated in the State of Delaware in October 2017.

Since then, we have:

- USPTO has allowed our key patent claims.
- The mechanism of drug action has been clarified.
- Animal trials have been conducted that show pain relief equal to that of opioids but lasting 3x longer than anesthetics.
- No addictive potential because drug is locally delivered and won't enter the brain.
- Drug is highly innovative and first of its kind.
- IndieBio Accelerator Spring 2018.
- $10K awarded by the U.S. National Institute on Drug Abuse.
- Produces no doping effects and movement remains normal

Historical Results of Operations

Our company was organized in October 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was $0 in fiscal year 2019, compared to $0 in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $236,853, including $163,103 in cash. As of December 31, 2018, the Company had $91,037 in total assets, including $17,287 in cash.
- *Net Loss.* The Company has had net losses of $184,244 and net losses of $136,760 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $104,513 for the fiscal year ended December 31, 2019 and $104,640 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $280,000 in equity and nondilutive government funding.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don’t have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Neurocarrus Inc cash in hand is $156,524, as of February 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $6,838/month, for an average burn rate of $6,834 per month. Our intent is to be profitable in 24 months.

No materials changes or trends in finances or operations since latest financials were reported.

$50,000 Nebraska Department of Economic Revenue 2018-2019.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -76%** **Earnings per Share: -$203.69** **Revenue per Employee: $0**

Cash to Assets: 69% **Revenue to Receivables: ~** **Debt Ratio: 44%**

Neurocarrus_Financial_Statements_2018_19.docx

We ❤ Our 463 Investors

Thank You For Believing In Us

Dean Hawkey
Jeremy Hasbrouck
Jacob Anderson
Nathan Schweizer
Kalley Powell
Anthony Axelrod
Steve Land
FRANCISCO ROA
Lawrence Sherrick
Lerone Jones
Justin Moua
Joseph CHRISTY
Keith Guerin
Jason Poage
William Pena
Joe Colburn
Ron Hixson
Adam Stant
Carl Lumma
Michael Michael
John Brooks Jr.
Morris Gelman
Matthew Milner
James Oxley
David Jones
Kevin Pacheco
Stephen William WALLS
Gregg Carlson
Rashawn Curry
Jon Blum
Sara E Collins
Michael Shane Rosene
Kamaldeen R Saldin
Jason Missakian
Alan Burnes
James J LeKachman
Ronald Brathwaite
Michael DeLaMater
Carl Russo
Michael Gately
David Crain
Troy Ochowicz
Christoph Lymbersky
Matthew Egen
Salvatore Inzerillo
Gary Bayliff
Paul Camp
Sanjeev Munjal
Karin Coyne
Bradley Mark Short
Tobias Joachim Hoeltge
Raymund Padilla
Joseph Brooking
Nak Lebrun
Ismail Aboumandour
Rafael Guastavino Jr
Darya Gorlova
Howard Bornstein
Ted Travis
Matt Bateman
Adam T Hallett
Lamar Robinson
Marina Blum
Tom Hicks
Steve Shill
Kenneth Forsythe
Patricia Savage

Jasmin Husic
John S Coward
Christopher Calvi
Jonathan Herrera
Vijaya Kumar POTTI
Javier Cervantes
Dragos Nicolaescu
Matt Huber
Darynda Jones
John Barry Bowen
Sarina Elliott
Roland E Waters Jr
Michael Skrodzki
Adam Banter
Tracey Raditz
Brent Clark Lundell Jr.
Karen Smiley Swedick
Nick Peterson
Marina Fontani Parrish
David Thierman
Rick Watson
Christopher Loren Jenks
Jeffrey Baker
Gregg Carlson
Aaron Lineback
Jeffery Thomas
Russ Krausser
Christiane Dettinger
Kate Hoekstra
Mercedita Oducado
Palliankal Varghese OOM...
Dan Schoeffler
Shawna Warren
Tiki Nelson
Stephen Yoskowitz
Lance B. Williamson
Michael Lee
Larry E Proud
Bobby Silaphet
Randy Carver
Parth Chopra
Javier Olivera Whyte
Bruce D Armstrong, DVM
Daniel McMahon
Emil Dezia
Alvin John Lewis
Willy Douglas
Glen P Register
Donald Ochs
James A. Dodge
Simcha Dewick
Kenneth Forsythe
Artward Howard
Esther Liu
Bryan K O'Donnell
Jennifer Mitchum
Renatta Fairbanks
Robert Juba
John David Woodside
Pamela Smith
Anthony Picatto
Wesley Charles Dunn
Mark Olsen
David Tate
Heidi Buhrman
Bradley Mark Short

Lisa Larcher
Kurt Stahlfeld
Dean Dahlgren
Giuseppe Fedele
Andre Willey
Harold Albaugh
Roy G Farrell
John DeVore
Illya Nayshevsky
David Brown
Bryian Tan
Randa K. Aladdin
Aleta Vinas
Jeffrey Ray
Ayanna Walker
Tyrone Malloy
Carsten T Aretz
Atticus Li
Shawn Arnwine
Ace Irvinski
Christie Davis Toth
Ronald Lieberman
James Scott
Nick Levett
Keith Watson
David A Burnie
Jason Katz
Greg McCormick
Ross Parmenter
Ajay Khanna
Thomas Sitrin
Diana Olteanu
Sherifa Zuhur
Gian Ralph-Nakoinz
Leigh Anderson
Bruno Rocha
Brian Johnson
Michael Assouline
John Carruth
George West
Kalman Kaplan
Mark Chrzanowski
Randy Kohn
Spencer Smith
Holly Rice
William Harner
Michael Teske
Tara Geria
Mira Kracke
Bil Corry
Mike Musso
Al Petko
Hazem Nassar
Blake Simmons
Eric Stapelberg
Michael Gaglione
Liza Schejtman-Bach
James Byrd
Stephen Stanton
Mathew Thomas
Yakubu Abdul-Salam
Sawyer Schmookler
Marina Donova
Casandra Kennedy
Timothy Halvax
Venkatraman Swaminathan

Chris Campbell
David Gillie
Andrew C Laufer
Venoodhar Reddy
Emmanuel Thomas
Kim Leftwich
Layton Diament
Leonard Helbig
Daniel Adrian Manriquez
Todd Hendricks
Giuseppe Fedele
Raynald Touchette
Beth Hirschfeld
Fernando Pereira
Will LeBaube
Rick Prasad
Cheryl Rarick
Camille Roa
Brian Williams
Manu Khurana
Jesus Gamboa
Mondell G. Crosby
William D. Tillmon
Nathan Stucky
Kiranmayi Komati
Toni Butcher
Rainer Filthaut
Stephanie Berk
Margot Schevill
Gloria Su
Richard Philion
Christopher Ward
Michael Broudy
Rajneesh Mehra
Curt Bromm
Gerald Reichart
David Drabkin
Mohamed Almheiri
Jackie Alvarez
Julian Sardinas
Renee Schaeffer
Niraj N. Rana
Mohammed Sahir
Kenneth DePaul
Mauricio Rodrigues
Gary Rollin Mitchell
Eddie Bell
William Golden
Charles Mcdonald
Richard Shanks
Jimmy L Bass
Krista and Gary Holland
Bryan Kevin O'Donnell
Nell Minow
Yibin Guo
Hugh Nguyen
Epifanio Figueroa
Lloyd Artis
Timothy Setter
Philipp Lirk
Roy Adams
Charles Reinwald
Robert Son
Baccus Jaddah
Scott Dickerhoof
Sharon Leonard

Scott Kuryak
Johan C Nowack
Michael C DesCombaz
William Bahl
Mohammed W Rahman
Edgar Benjamin Cabrera
Alexander Strange
Lion Goodman
Tracy Propst
Doug Price
Alexander Strange
James Laviano
Senthil Subramanian
Leigh Honeywell
Stephen Maxwell
James Parkhurst
Noah Hebert
Nolan Hodges
Gene Hunt
Timothy Stoneburner
David Knight
David Spitz
Santosh Kumar
Cody Heisinger
Jeffrey Gross
Edward Carey
Jo Ann Zahra
George V. Hartmann
Mark Blum
Bracha Stern
Enrique Teran
Rachel Levy-Bencheton
David TREIBITZ
Johnny Jenkins
Peter Chrustowski
Donald L MORTON
Nalini Sridharan
Sean Peters
Roosevelt Scott
Jane E Roberts
Phil Turturici
Art Wong
Dustin Kopp
John Davies
Jonathan Kroll
John Young
Thomas Johnson
Michael Golden
John Baskey
Michael Callahan
Jens Kueker
Michael Swift
Michael Gerlach
Gail Lam
Steffan Trent Carr
Rebecca Turner
John A Gauthier
STEPHANIE RUKAVINA
Alan Jay Schoenberg
Ashish Pandey
Amar Dave,MD
Claudia Eck
Mark Arturi
Gary Parson
Loren Pak
Mercedita Oducado

Alan H Weiner
Andrew Coppola
Jordan Frank
Lance McNeill
Howard Tracey
Madhava Chirra
Jeremy Martinez
Ronald Cunningham
Sunil Patel
Jesse Wheeler
Kurt Stahlfeld
Gary Abra Sr.
Shaun Shaunnziee Wetzel
Loren Roseth
Eric J Westbrook
David Knight
Paul Aho
Neil Young
Jeff Biggs
Andy Long
William Pena
Okwudili C Amaechi
Aaron Kirby Ricks
John Capece
Daniel Lane
Gary Bell
Antony Sebastian
Lance Hand
Angela Marie Elliott
Ryan Blum
Eric Wells
Steve Taus
Jim Rickards
Robert Rudzonis
Kyriacos Skevas
Brian Hess
Gertrude Denk
Prashanth Srikanthan
Midhat Qidwai
Tom Roberts
Melvin Kestner
Kaysi A Craig
Keith Nation
Aaron Acosta
Robert Resnick
Timothy Jones
Dan Daniels
Deborah L. Greathouse
Joseph Hanecak
James Clark
Glenn E. Wallauz
Timothy Cleary
Rob Miller
Brenda Loeffler
Loy Ripple
Doug Haupert
Josh Colenda
Peggy Campbell
Thomas N Jones
Jerry Yvens Valcourt
Daren Palmer
Gary DeVries
Steve Theodorou
Jeff N Bulloch
Gregory Anderson Jr
Ross Parmenter

Joel Curt
Frank Palazzolo
Massiel Lugo
Marty Blackmon
Sam Hai
Boudewijn Berendsen
Eneko Amezaga De Diego
Sara Amitay
Jason Samfield
Gary Avedovech
Nico Sheers
Howard Stark
Bharat Raj Agrawal
Lance Keast
Jack Sargent
Samuel P Urban
Max West
Ben Smith
Greg Peterson
Carric Payne
Keith Guerin
Girish Amin
John Danesi
Sean McDonald
Justin Alcaide
Muhamad Faizul Ramli
Srinivasan Venkataramanan
Mahesh Sethuraman
Daniel Blum
Sharon Leonard
Adam Fishback
Kevin McAlpin
Davender Bhardwaj
Carol Davids
Takashi Tokudomi
Frederick Stevenson
Steven Frazier Child
Vikash Kumar
Pamela Madden
Clark Rollins
Nick Perreault
Donald Sturiale
James Bailar
Lori Madden
Richard Campbell
Lakshminarayana Nindra...
Eric Santucci
Himan Malek
Lewis W Mc Call JR
Jack Mccullars
William G Russell
Daniel Perreault
Tobias Steinlin
Sam Hanley
Daniel Lin
Jill Stansell
Kathy Snow
M Jellad
Merlyn HYERS
Robert Lewis
Pamala MEADOWS
Rene Jorkiewitz
Brant Campbell Thorpe
Maksim Ruban
Prashanth Srikanthan
Richard Philion

Thank You!

From the Neurocarrus Team



Paul Blum
Co-founder/CEO



Jianguo Cheng, MD, Ph.D
Advisor
Professor and Director, Cleveland Clinic; President, American Academy of Pain Medicine



Marina Blum
Operations Manager
Former Fellow at City and County of San Francisco, Public Health Degree from UC Berkeley



Richard Stieg, MD, MHS
Advisor
Board Certified in Neurology, Pain Medicine and Addiction Medicine



Stephan B. Abramson, Ph.D.
Advisor
20+ years of development and management experience in the biopharmaceutical industry

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Paul Blum	CEO @ Neurocarrus	2017

Officers

OFFICER	TITLE	JOINED
Paul Blum	CEO President Treasurer	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Paul Blum	500,000 Common Stock	38.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2017	$250,000	Common Stock	Section 4(a)(2)
12/2017	$30,000	Common Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

During the period ended December 31, 2017, the Company entered into an exclusive license

agreement with a non-profit organization for the unlimited worldwide use of certain patent rights. The Company may also sublicense these rights. The Company issued the non-profit organization 64,935 shares of common stock in lieu of payment for the license fee of $30,000. The issuance of common stock represents 5% of the common stock issued and outstanding on a fully diluted basis as of the effective date of the agreement. The agreement includes an anti-dilution protection which requires the Company to issue additional shares of common stock as necessary to the non-profit organization to maintain the 5% ownership until an equity investment occurs that is (i) at least $5,000,000 and (ii) has a post-financing equity valuation of at least $5,000,000.

On a quarterly basis, the Company will pay the non-profit organization a royalty of 2% of net sales related to the licensed products as defined in the agreement unless the Company is required to pay royalties to a third party in order to use the licensed product. In this situation, the Company may reduce the royalty by 50% of the amount of the royalty paid to the third party, but in no event will be less than 1%. Effective in 2022, a minimum annual royalty payment of $1,000 will be paid until the first commercial sale occurs as defined in the agreement. The minimum annual royalty payment increases to $50,000 effective in the year following the first commercial sale. These payments will continue until the patent expires.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	887,581	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	411,120

Risks

The company needs to raise substantial additional funding in order to continue operations and achieve milestones.

The results of pre-clinical trials and previous clinical trials for our products may not be predictive of future results, and our current and planned clinical trials may not satisfy the requirements of the FDA or other non-U.S. regulatory authorities.

Positive results from pre-clinical studies should not be relied upon as evidence that later-stage or large-scale clinical trials will succeed. Likewise, there can be no assurance that the results of studies conducted by collaborators or other third parties will be viewed favorably or are indicative of our own future study results. We may be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population of their intended uses. Success in early clinical trials does not mean that future clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and other non-U.S. regulatory authorities despite having prior usage or having progressed through initial clinical trials.

Further, our drug candidates may not be approved or cleared even if they achieve their primary endpoints in phase 3 clinical trials or registration trials. The FDA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from pre-clinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval or clearance of a product candidate even after reviewing and providing comment on a protocol for a pivotal clinical trial that has the potential to result in FDA and other non-U.S. regulatory authorities' approval. Any of these regulatory authorities may also approve or clear a product candidate for fewer or more limited indications or uses than we request or may grant approval or clearance contingent on the performance of costly post-marketing clinical trials. The FDA or other non-U.S. regulatory authorities may not approve the labeling claims necessary or desirable for the successful commercialization of our product candidates.

If serious adverse events or unacceptable side effects are identified during the development of our product candidates, we may need to abandon or limit our development of some of our product candidates.

If our product candidates are associated with undesirable side effects in preclinical or clinical trials or have characteristics that are unexpected, we may need to interrupt, delay, or abandon their development or limit development to more narrow uses or sub-populations in which the undesirable side effects are less prevalent, less severe or more acceptable from a risk-benefit perspective. Testing in animals may not uncover all expected side effects or side effects in humans may be more severe. No assurance can be given that N-001 will not cause unwanted and potentially unacceptable, side effects when tested in the clinic. Many compounds developed in the biopharmaceutical industry that initially showed promise in early stage-testing have later been found to cause side effects that prevented further development of the compound. Any of these occurrences may harm our business, financial condition, and prospects significantly.

We rely on third parties to perform many essential services, and if such third parties fail to perform as expected or to comply with legal and regulatory requirements, our efforts to commercialize any products may be significantly impacted.

We rely on third-party service providers to perform a variety of functions related to the development of our products, key aspects of which are out of our direct control. If these third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, our ability to deliver product to meet commercial demand would be significantly impaired. In addition, we have engaged third parties to perform various other services for us relating to adverse event reporting, safety database management, fulfillment of requests for medical information and related services. If the quality or accuracy of the data maintained or services performed by these third parties is insufficient, we could be subject to regulatory sanctions.

Our technologies are in an early stage of development and are unproven.

The effectiveness of our technologies is not well-known in, or accepted generally by, the clinical medical community. There can be no assurance that we will be able to successfully employ our technologies as therapeutic, diagnostic, or preventative solutions for any disease or condition. Our failure to establish the efficacy or safety of our technologies would have a material adverse effect on our business.

In addition, we have a limited operating history. Our operations to date have been primarily limited to organizing and staffing our Company, developing our technology, and undertaking pre-clinical studies of our product candidate. We have not yet obtained regulatory approvals for any of our pharmaceutical product. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be subject to the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in interest of holders of securities with voting rights cause the Company to issue additional stock" to "if a majority-in interest of holders of securities with voting rights or the Board of Directors causes the Company to issue additional stock

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we may perform valuations of our stock (including both common stock and/or Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Neurocarrus Inc

- Delaware Corporation
- Organized October 2017
- 1 employees

60 Via Buena Vista
Monterey CA 93940

http://neurocarrus.com

Business Description

Refer to the Neurocarrus profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Neurocarrus has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

They failed to submit an annual report in the past.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us
Our Profile
Jobs
Press
Blog
Charter

Investors
Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders
Raise Money
FAQ
Legal Primer
Deals
How to Raise Money

Say Hello
hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/neurocarrus/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*